Exhibit 99.1

9 September 2021

BURFORD CAPITAL REPORTS RECORD NEW BUSINESS IN FIRST HALF 2021 RESULTS

Burford Capital Limited, the leading global finance and asset management firm focused on law, today announces its financial results for the six-month period ended June 30, 2021 (“1H 2021”). All figures in this disclosure are unaudited and presented on a Burford-only basis, unless otherwise stated. Burford’s complete 1H 2021 interim report and IFRS accounts are available at [LSE URL] or www.burfordcapital.com/shareholders. Definitions, reconciliations and information additional to those set out below are also available on the Burford website and in our Interim Report 2021.

Highlights

•	Record new business, with Group-wide capital provision-direct new commitments up 334% to $503 million (1H 2020: $116 million) and deployments up 229% to $398 million (1H 2020: $121 million)
•	Portfolio grew to $4.8 billion Group-wide (Dec 31, 2020: $4.5 billion) driven by new business growth
•	Portfolio return on invested capital from capital provision-direct assets increased to 95% (Dec 31, 2020: 92%), despite limited case progress and realizations due in part to Covid-related delays
	o	Net realized gains of $77 million
	o	Realized losses of $5 million represented a loss rate of 0.5%
•	US GAAP conversion under consideration for yearend reporting
•	Net accounting loss after tax of $67 million given previously disclosed non-cash accruals
	o	Adjusted for non-cash fair value adjustments and expense accruals, profit after tax of $17 million
•	More than $430 million of cash assets on hand
	o	Receivable of $103 million fully collected since period-end
•	Declared interim 2021 dividend of 6.25¢ per share payable on December 2, 2021 to shareholders of record on November 12, 2021

Hugh Steven Wilson, Chairman of Burford Capital, commented:

“Burford has made significant progress in the first half of 2021 in returning to pre-pandemic levels of new business, laying the foundation for future potential income. I would like to congratulate our people for their contribution to Burford’s exciting momentum and also to thank our other stakeholders for their continued support as we strive to become a larger and more highly valued company.”

Christopher Bogart, Burford Capital’s Chief Executive Officer, commented:

“These first-half results show our current portfolio is strong and well positioned. Two of our matters that resolved in the first half produced returns on invested capital of more than 200%. Our level of new business reached a new high for a half-year period, despite the pandemic-driven slowdown in the progress of many cases. Our confidence in our ongoing portfolio modeling and valuation methodology has continued to increase, as more cases have concluded and we have further validation of our predictive models in general and across asset types. We plan to discuss our modeling and valuation methodology in greater detail at our upcoming investor event. ”

Financial Summary

A financial summary of Burford’s non-IFRS results is set out below. This Burford-only summary is presented without third-party interests in Burford’s consolidated entities in order to assist understanding of the underlying performance of the Company. Burford’s complete interim report and accounts are available at [enter LSE URL] or www.burfordcapital.com/shareholders.

	6 months ended 30 June 2021	6 months ended 30 June 2020	% change
	$’000	$’000
Capital provision income	68,509	251,127
Asset management income	11,722	7,629
Services and other income	264	(5,906)

Total income	80,495	252,850	-68%

Operating expenses*	(120,317)	(45,211)

Operating (loss)/profit*	(39,822)	207,639	-119%

Finance costs*	(27,708)	(19,766)

(Loss)/profit before tax*	(67,530)	187,873	-136%

Taxation	450	(36,422)

(Loss)/profit after tax*	(67,080)	151,451	-144%

* 1H 2021 operating expenses, operating loss, loss before tax and loss after tax include non-cash accruals amounting to $79 million. 1H 2020 operating expenses include amortization of an intangible asset of $5 million. 1H 2021 finance costs include a $2 million loss on debt buyback.

Investor and Analyst Conference Call

Burford will host a conference call for investors and analysts at 10.00am (EDT) / 3.00pm (BST) / 4.00pm (CEST) on Thursday September 9, 2021.

Burford encourages investors and analysts to pre-register for dedicated audio webcast access via:

https://www.investis-live.com/burfordcapital/60e6e2d60ed69a0a00368d92/mfld.

The dial-in number for the earnings call is +1 646 664 1960 (US local) / +44 (0)20 3936 2999 (UK local) / +44 (0)20 3936 2999 (all other locations) and the access code is 360239. To minimise the risk of delayed access, participants who have not pre-registered are urged to dial into the earnings call by 9.45am (EDT) / 2.45pm (BST) / 3.45pm (CEST).

An accompanying interim 2021 results presentation for investors and analysts will also be made available on the Burford Capital website: http://www.burfordcapital.com/shareholders.

Following the earnings call, a replay facility will be available until Thursday September 23, 2021 by dialling +1 845 709 8569 (US local) / +44 (0)20 3936 3001 (UK local) / +44 (0)20 3936 3001 (all other locations) and using the replay access code 714574.

Definitions and use of alternative performance measures

We report our financial results under International Financial Reporting Standards (“IFRS”). IFRS requires us to present financials that consolidate some of the limited partner interests in funds we manage as well as assets held by our balance sheet where we have a partner or minority investor. We therefore refer to various presentations of our financial results, and funding configuration, as:

•	Consolidated refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special purpose vehicles that we are required to consolidate under IFRS accounting. This presentation conforms to the presentation of Burford on a consolidated basis in our financials. The major entities where there is also a third-party partner in or owner of those entities include the Strategic Value fund, BOF-C and several entities in which Burford holds investments where there is also a third-party partner in or owner of those entities. Note that in our financial statements, our consolidated presentation is referred to as Group.
•	Burford-only or similar terms, including “balance sheet”, refers to assets, liabilities and activities that pertain only to Burford on a proprietary basis, excluding any third-party interests and the portions of jointly owned entities owned by others.
•	Group-wide refers to Burford and its managed funds taken together, including those portions of the funds owned by third parties and including funds that are not consolidated into Burford’s consolidated financials. In addition to the consolidated funds, Group-wide includes the Partners funds, Burford Opportunity Fund and Burford Alternative Income Fund and its predecessor.

We refer to our capital provision assets in two categories:

•	Direct, which includes all our legal finance assets (including those generated by asset recovery and legal risk management activities) that we have made directly (i.e., not through participation in a fund) from our balance sheet. We also include direct (not through a fund) complex strategies assets in this category.
•	Indirect, which includes our balance sheet’s participations in one of our funds. Currently, this category is comprised entirely of our position in the Burford Strategic Value fund.

We also use certain Alternative Performance Measures (“APMs”), which are not presented in accordance with IFRS, to measure the performance of certain of our assets including:

•	Return on invested capital (ROIC) means the absolute amount of realizations from a concluded asset divided by the amount of expenditure incurred in funding that asset, expressed as a percentage figure. ROIC is a measure of our ability to generate absolute returns on our assets. In this release, when we refer to our concluded case ROIC, we are referring to the ROIC on concluded and partially concluded capital provision direct assets on Burford’s balance sheet since the inception of the company until the current date.
•	IRR is a discount rate that makes the net present value of a series of cash flows equal to zero and is expressed as a percentage figure. We compute IRR on concluded (including partially concluded) legal finance assets by treating that entire portfolio (or, when noted, a subset thereof) as one undifferentiated pool of capital and measuring actual and, if necessary, estimated inflows and outflows from that pool, allocating investment cost appropriately. IRRs do not include unrealized gains.
•	Compound annual growth rate (CAGR) is the annual rate of return that would be required for a sum to grow from its beginning balance to its end balance, assuming reinvestment at the end of each year.
•	Profit after tax if considered on a cash basis is a non-IFRS measure comprising profit after tax removing all non-cash items, including but not limited to unrealized gains or losses arising from fair value adjustments and non-cash compensation expense accruals.

Our business activities include:

•	Legal finance, which includes our traditional core litigation finance activities in which we provide capital against the future value of legal claims. It also encompasses our asset recovery and legal risk management activities.
•	Complex strategies encompasses our activities providing capital as a principal in legal-related assets, often securities, debt and other financial assets where a significant portion of the expected return arises from the outcome of legal or regulatory activity. Most of our complex strategies activities over the past several years have been conducted through our Strategic Value fund.
•	Post-settlement finance includes our financing of legal-related assets in situations where litigation has been resolved, such as financing of settlements and law firm receivables.
•	Asset management includes our activities administering the funds we manage for third-party investors.

Other terms we use include:

•	Cash receipts provide a measure of the cash that Burford’s capital provision assets generate during a given year as well as cash from certain other fees and income. In particular, cash receipts represent the cash generated from capital provision assets, including cash proceeds from realized assets and related hedging assets, if any, plus cash income from asset management fees, services and other income, before any deployments into funding existing or new assets.

•	Commitment is the amount of financing we agree to provide for a legal finance asset. Commitments can be definitive (requiring us to provide funding on a schedule, or more often, when certain expenses are incurred) or discretionary (allowing us to provide funding after reviewing and approving a future matter). Unless otherwise indicated, commitments include deployed cost and undrawn commitments.
•	Deployment refers to the funding provided for an asset, which adds to Burford’s invested cost in that asset. We use the term interchangeably with addition.
•	Deployed cost is the amount of funding we have provided for an asset as of the applicable point in time.
•	Cash assets refers to the amount of cash and cash management assets on our balance sheet.
•	Portfolio refers to the total amount of our capital provision and post-settlement assets, valued at deployed cost plus any fair value adjustments and any undrawn commitments.
•	Realization: A legal finance asset is realized when the asset is concluded (when litigation risk has been resolved). A realization will result in Burford receiving cash or, occasionally, some other asset or recognizing a due from settlement receivable, reflecting what Burford is owed on the asset. We use the term interchangeably with recovery.
•	Realized gain/loss refers to the total amount of gain or loss generated by a legal finance asset when it is realized, calculated simply as realized proceeds less deployed funds, without regard for any previously recognized fair value adjustment.
•	YPF-related assets refers to our Petersen and Eton Park legal finance assets, which are two claims relating to Argentina’s nationalization of YPF, the Argentine energy company.

For additional information, including reconciliations of our non-IFRS financial measures to the corresponding IFRS figures, see our Interim Report 2021 for the six months ended June 30, 2021 filed with the US Securities and Exchange Commission on September 9, 2021 under cover of Form 6-K and available on our website.

For further information, please contact:

Burford Capital Limited
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Kevin Cruickshank (NOMAD)
Charlie Farquhar / Jonathan Abbott (Joint Broker)

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, Singapore and Sydney.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC ("BCIM"), which acts as the fund manager of all Burford funds, is registered as an investment adviser with the U.S. Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential Private Placement Memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the US Securities and Exchange Commission, other information sent to our security holders, and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that our actual results of operations, including our financial condition and liquidity and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those we expect include those discussed under “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 24, 2021. In addition, even if our results of operations, including our financial condition and liquidity and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events, a change in our views or expectations or otherwise.